UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Dakota Growers Pasta Company, Inc.

(Name of Subject Company)

Dakota Growers Pasta Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

(CUSIP Number of Class of Securities)

Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P205

(CUSIP Number of Class of Securities)

Timothy J. Dodd

President and Chief Executive Officer

Dakota Growers Pasta Company, Inc.

One Pasta Avenue

Carrington, North Dakota 58421

(701) 652-2855

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))

Copies to:

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4900

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2010 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dakota Growers Pasta Company, Inc. a North Dakota corporation (the “Company”), relating to the offer (the “Offer”) by Bluebird Acquisition Corporation, a North Dakota corporation (the “Purchaser”) and a wholly owned subsidiary of Agricore United Holdings Inc., a Delaware corporation (“Agricore”) and a wholly owned subsidiary of Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”), as set forth in a Tender Offer Statement filed by Viterra, Agricore and the Purchaser on Schedule TO, dated March 23, 2010 (as previously filed with the SEC, and as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights under the Second Amended and Restated Rights Agreement, dated as of April 26, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, the “Common Shares”) of the Company, at a purchase price of $18.28 per Common Share and (B) all of the outstanding shares of Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the “Series D Shares”) of the Company, at a purchase price of $0.10 per Series D Share, in each case net to the seller in cash, without interest and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which have been previously filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.  Any capitalized term used and not otherwise defined in this Amendment No. 2 shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided in this Amendment No. 2.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on May 3, 2010 and was not extended.  Wells Fargo Bank, N.A., the Depositary for the Offer (the “Depositary”), has advised Viterra and the Purchaser that, as of the expiration of the initial offering period, a total of approximately 10,477,014 Common Shares and 9,463,881 Series D Shares were validly tendered and not validly withdrawn, representing approximately 88.6% of the Common Shares outstanding and 83.6% of the Series D Shares outstanding, respectively.  All Company Shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.

The Depositary has also advised Viterra and the Purchaser that it has received commitments to tender approximately 44,597 additional Common Shares and 52,426 Series D Shares under the guaranteed delivery procedures described in the Offer.

Pursuant to the terms of the Merger Agreement, the Purchaser has exercised the Top-Up Option.  After the closing of the Top-Up Option, the Purchaser will own approximately 12,176,263 Common Shares and 9,463,881 Series D Shares, representing approximately 90% of the Common Shares outstanding and 83.6% of the Series D Shares outstanding, respectively.

Viterra has informed us that it intends to consummate the Merger in accordance with the Merger Agreement on or about May 5, 2010.  The Merger Agreement provides, among other things, that the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Agricore.  Each of the remaining Company Shares (other than (i) Company Shares owned, directly or indirectly, by Agricore, the Purchaser or the Company, which will be cancelled and will cease to exist, and (ii) Company Shares owned by the stockholders of Dakota Growers who perfect their dissenters’ rights under Section 10-19.1-88 of the North Dakota Act) will be converted into the right to receive $18.28 per Common Share and $0.10 per Series D Share, in each case net in cash, without interest and less any required withholding taxes, which is the same amount per Company Share paid in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2010	Dakota Growers Pasta Company, Inc.

	By:	/s/ Timothy J. Dodd
Timothy J. Dodd
President
Chief Executive Officer